August 15, 2005



Mail Stop 3561

By Facsimile and U.S. Mail

Mr. David B. Spacht
Chief Financial Officer
Artesian Resources Corporation
664 Churchmans Road
Newark, Delaware 19702


Re:	Artesian Resources Corporation
	Form 10-K for the year ended December 31, 2004
	Filed March 31, 2005
	File No. 0-18516


Dear Mr. Spacht:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


										Michael Moran
			Accounting Branch Chief